U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

February 25, 2011

Re:	So Act Network, Inc.
Information Statement on Schedule 14C
Filed February 8, 2011
File No. 000-51886

Dear Mr. Rothenberg:

We represent So Act Network, Inc. (“So Act” or, the “Company,” “we,” “us,” or “our”).  On February 24, 2011, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with a verbal comment on the Company’s Information Statement on Schedule 14C filed (the “Information Statement”) on February 18, 2011. The verbal comment was the reissuance of the written comment previously issued on the Information Statement on February 8, 2011. Set forth below is the Company’s responses to the Staff’s comment.  For your convenience, the questions are listed below, followed by the Company’s response.

Amendment of Articles of Incorporation to Change the Name of the Company, page 3

1.
Please provide more detailed disclosure regarding the purpose of the name change.  We note a news release dated February 11, 2011, stating that you have changed the focus of your business operations and appointed a new CEO, John Blaisure.  If true, please disclose this information and describe the new business operations of the company.  Please refer to Item 19 of Schedule 14A.

Response: The Information Statement on Schedule 14C has been revised to disclose that the purpose of our name change is to better reflect our operations of promoting our primary product, Max Sound. Max Sound is a sound recording and playback technology.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
       Gregg E. Jaclin

So Act Network, Inc.
10685-B Hazelhurst Drive #6572
Houston, Texas 77043
(210)-401-7667

February 22, 2011

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	So Act Network, Inc.
File No. 000-51886

Dear Sir/Madam:

The Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SO ACT NETWORK, INC.

By:
Greg Halpern
Chief Financial Officer and Chairman of the Board